

Mail Stop 4561

May 27, 2009

Joshua Pickus
Chief Executive Officer
SupportSoft, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

> **Re:** **SupportSoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 27, 2009**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 22, 2009**
> **File No. 000-30901**

Dear Mr. Pickus:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: <u>Via Facsimile (650) 739-3900</u>
Stephen Gillette, Esq.
Jones Day